Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Establishment of Wholly-owned Subsidiary by China Southern Airlines Company Limited” on Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 June 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-042

Announcement on Establishment of Wholly-owned Subsidiary by

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	China Southern Airlines Company Limited (the “Company”) intends to establish China Southern Airlines Xiongan Airlines Company Limited (中国南方航空雄安航空有限公司) (“Xiongan Airlines”) in Xiongan New Area.

•	The establishment of Xiongan Airlines is yet to be approved by competent department of industry, industrial and commercial administrative department and other relevant departments. Investors are advised to caution the investment risk as there remain certain uncertainties in the future operation of Xiongan Airlines, affected by factors such as macro economy, industry environment, changes in the market, etc..

•	Xiongan Airlines is not expected to start actual operation this year and will not have any impact the Company’s 2018 annual operating income and net profit.

I. SUMMARY OF EXTERNAL INVESTMENT

(I) Basic information of external investment

The Company intends to make a total contribution of RMB10 billion by stages in cash amounted to RMB2.5 billion and by tangible assets amounted to RMB7.5 billion to establish a wholly-owned subsidiary, China Southern Airlines Xiongan Airlines Company Limited (中国南方航空雄安航空有限公司) in Xiongan New Area.

(II) Consideration of the Board

Pursuant to the Articles of Association of China Southern Airlines Company Limited, an extraordinary meeting was held by the Eighth Session of the board of directors of the Company by way of communication on 29 June 2018, to consider and approve the following resolutions:

1. To agree the Company to establish a wholly-owned subsidiary, Xiongan Airlines, by way of contribution of RMB10 billion in cash and assets;

2. To agree and authorize the management to sign the Articles of Association of Xiongan Airlines.

Seven Directors are eligible to attend the Board meeting and seven Directors attended the Board meeting. The Directors approved the above resolutions unanimously after consideration. The manner and procedure of the consideration for the above resolutions were in compliance with the provisions of the Company Law and the Articles of Association.

This external investment of the Company does not constitute a connected transaction, nor material assets reorganization under the Administrative Measures for the Restructuring of Material Assets of Listed Companies.

II. BASIC INFORMATION OF EXTERNAL INVESTMENT

1. Company name: China Southern Airlines Xiongan Airlines Company Limited (中国南方航空雄安航空有限公司)

2. Registered address: Room 2403, Tower 3, Run Fu Court, North of Aowei Road, Rongcheng County, Baoding City, Hebei Province

3. Legal representative: Guo Zhiqiang (郭志强)

4. Registered capital: RMB10 billion

5. Business scopes: provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; provision of aircraft repair and maintenance services; acting as agent for other domestic and international airlines; engaging in other airline or airline-related business, including advertising for such services; engineering management and technical consultation; sales of aviation materials; tourism agency business.

6. Way of contribution: cash contribution of RMB2.5 billion, accounting for 25% of the registered capital, contribution by tangible assets of RMB7.5 billion, accounting for 75% of the registered capital, of which the tangible assets are aircraft that the shareholder proposed to invest in the company.

7. The company has one executive Director, one President and several Vice Presidents.

The above registered information is subject to the final verification and registration by the industrial and commercial department.

III. PURPOSE OF INVESTMENT AND ITS EFFECT ON THE COMPANY AND RISKS EXISTED

(I) Purpose of investment and its effect on the Company

The establishment of Xiongan Airlines in Xiongan New Area by the Company is beneficial for the better construction and operation of the Beijing Hub, and will further push forward the implementation of the strategy of ‘Dual Hub of Guangzhou and Beijing’.

Cash and tangible assets contribution by the Company will be made by stages based on the project progress, which is not expected to have material effect on the cash flow and financial condition of the Company. This investment helps to drive the development of the Company’s core business of aviation, strengthen the Company’s competitiveness in aviation market, and will do no harm to the benefit of the Company and shareholders as a whole.

Xiongan Airlines is not expected to start actual operation this year and will not have any impact the Company’s 2018 annual operating income and net profit.

(II) Risks existed

1. The establishment of Xiongan Airlines is yet to be approved by competent department of industry, industrial and commercial administrative department and other relevant departments;

2. There remain certain uncertainties in the future operation of Xiongan Airlines, affected by factors such as macro economy, industry environment, changes in the market, etc..

The Company will proactively apply for required operation licenses in cooperation with the relevant departments, employ corresponding staff, and be committed in propelling the establishment Xiongan Airlines, and make timely disclosure according to the progress of relevant matters. Investors are advised to caution the investment risks.

IV. DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions of the extraordinary meeting of the Eighth Session of the Board of the Company.

The Board of

China Southern Airlines Company Limited

29 June 2018